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                                July 31, 2023

       Desmond Wheatley
       President and Chief Executive Officer
       Beam Global
       5660 Eastgate Dr.
       San Diego, California 92121

                                                        Re: Beam Global
                                                            Registration
Statement on Form S-3
                                                            Response dated July
25, 2023
                                                            File No. 333-272396

       Dear Desmond Wheatley:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circum-
       stances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Response dated June 25, 2023

       General

   1. We note your response to prior comment one and reissue it. Please revise your registration statement
to disclose the material provisions of the credit facility and file the agreement as an exhibit
pursuant to Item 601(b)(10) of Regulation S-K. In addition,
                                                        please confirm that you
will revise future filings, including your Form 10-Q for the quarter ended June 30,
2023, to include this disclosure and exhibit. Finally, please tell us how you concluded that
you were not required to disclose the credit facility in a filing on
                                                        Form 8-K, specifically
addressing Item 2.03 thereof. In this regard, we note the
                                                        Instructions to Item
2.03 require disclosure where a facility    may give rise to direct
                                                        financial obligations,
  both with respect to the entering into of the facility and as direct financial obligations
arise or are created under the facility, if and to the extent material to the registrant.
 Desmond Wheatley
Beam Global
July 31, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                           Sincerely,
FirstName LastNameDesmond Wheatley
                                                           Division of
Corporation Finance
Comapany NameBeam Global
                                                           Office of
Manufacturing
July 31, 2023 Page 2
cc:       Jeff Pietsch
FirstName LastName